SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION  TO BE INCLUDED IN STATEMENTS  FILED  PURSUANT TO RULES 13d-1(b) AND
(c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 11)1


                                  SANDATA, INC.
                                (Name of Issuer)



                           Common Stock par value $.001 per share
                         (Title of Class of Securities)



                                  799-778-204
                                 (CUSIP Number)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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  CUSIP No. 799-778-204                   13G


1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

BERT E. BRODSKY

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER                     5.       SOLE VOTING POWER

OF SHARES                             767,457

BENEFICIALLY               6.       SHARED VOTING POWER

OWNED BY EACH                          68,352

REPORTING                  7.       SOLE DISPOSITIVE POWER

PERSON                                767,457

WITH                       8.       SHARED DISPOSITIVE POWER

                                       68,352
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
835,809

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         37.7%

12.      TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Page 3 of 6

                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Sandata, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  26 Harbor Park Drive
                  Port Washington, NY  11050

Item 2(a).        Name of Person Filing:

                  Bert E. Brodsky

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  26 Harbor Park Drive
                  Port Washington, NY  11050

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Shares, par value $.001 per share

Item 2(e).        CUSIP Number:

                  799-778-204

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether person filing is a:

(a) Broker or dealer registered under Section 15 of the Act,

(b) Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d) Investment Company registered under Section 8 of the Investment Company Act,

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(e) Investment Adviser registered under Section 203 of the Investment  Advisers
Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);see Item 7,

(h) Group,  in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.Ownership.

If the percent of the class owned, as of December 31 of the yearcovered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

           (a)  Amount beneficially owned:

                835,809 Includes 258,667 shares issuable upon the exercise of options which are currently exercisable in addition to 400,000 shares issuable upon the exercise of purchase warrants which are currently exercisable. Includes 68,352 shares held in trusts for Mr. Brodsky's children, of which Mr. Brodsky is Co-Trustee.

            (b) Percent of Class:

                37.7%

            (c) Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote 767,457,

                (ii)    Shared power to vote or to direct the vote 68,352,

                (iii) Sole power to dispose or to direct the disposition of 767,457,

                (iv) Shared power to dispose or to direct the disposition of 68,352.




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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Inapplicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. Inapplicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group. Inapplicable

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. Inapplicable

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d- 1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect." Inapplicable
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 6, 1998 (Date)



/s/ Bert E. Brodsky (Signature)



Bert E. Brodsky, President (Name/Title)
















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